SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 33-18099-NY

NOTIFICATION OF LATE FILING

☒	Form 10-K	☐	Form 11-K	☐	Form 20-F	☐	Form 10-Q
☐	Form N-SAR	☐	Form N-CSR

For Period Ended: December 31, 2013

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________________________

PART I
REGISTRANT INFORMATION

Full name of registrant	Quest Patent Research Corporation
Address of principal executive office city, state and zip code	19 Fortune Lane Jericho, NY 11753-2314

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The Company has not filed annual or quarterly reports with the Commission since 2003.  It is preparing, and expects to file, a composite 10-K report covering the years from 2003 through and including 2012 and a Form 10-K for the year ending December 31, 2013.  Because of a lack of resources and the difficulty in completing an audit of its financial statements for the years ended December 31, 2008 through December 31, 2013, the Company has not been able to complete the audit for the year ended December 31, 2013.  The Company expects to report a loss of approximately $863,000 on revenues of approximately $75,000. The Company intends to file the Form 10-K for the year ended December 31, 2012 no later than 15 days after its original filing date.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jon C. Scahill, President	(718)	683-2990
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

                                                         ☐  Yes   ☒   No

The Company has not filed any annual or quarterly report since its Form 10-QSB for the quarter ended June 30, 2003.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                         ☒  Yes      ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a loss of approximately $863,000 on revenues of approximately $75,000. The Company is in the process of completing an audit of its financial statements for the years ended December 30, 2008 through 2013.  Because of the Company’s lack of resources and the difficulty in completing an audit for six years, the Company was not able file the Form 10-K for the year ended December 31, 2013 in a timely manner.

Quest Patent Research Corporation
 Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2014	By:	/s/ Jon C. Scahill
Jon C. Scahill, President